EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Jennifer C. Ackart
Submission Contact Phone Number	1-727-567-4303
Exchange	NYSE
Confirming Copy	off
Filer CIK	0000720005
Filer CCC	xxxxxxxx
Period of Report	01/23/08
Item IDs	2.02
	7.01
	9.01
Notify via Filing website Only	off
Emails	nancy.rice@raymondjames.com
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com
	kenneth.armstrong@raymondjames.com

Documents

8-K	**k82307.htm**
	8-K
EX-99.1	**ex99_1.htm**
	1st Quarter 2008 - Results of Operations and Financial Condition
8-K	**submissionpdf.pdf**
	PDF
GRAPHIC	**logo.jpg**

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>1-727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>01/23/08</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k82307.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k82307.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>1st Quarter 2008 - Results of Operations and Financial Condition</value><
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>8-K</value></combobox>
                <field sid="SubDocument_description_2"><value>PDF</value></field>
                <data sid="data3"><filename>submissionpdf.pdf</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>GRAPHIC</value></combobox>
                <data sid="data4"><filename>logo.jpg</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>nancy.rice@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>kenneth.armstrong@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

January 23, 2008
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On January 23, 2008, Raymond James Financial, Inc. issued a press release disclosing first quarter results for the period ended December 31, 2007. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes instructions as to how and when to access the Company's complementary quarterly conference call that will be available to all interested persons telephonically and by webcast through the Company's website.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 7.01 Regulation FD Disclosure

On January 23, 2008, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

        (d) The following are filed as exhibits to this report:

Exhibit No.

    99.1 Press release dated January 23, 2008 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 24, 2008

By: /s/ Thomas A. James
      Thomas A. James
      Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
      Jeffrey P. Julien
      Senior Vice President - Finance
      and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

January 23, 2008   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES FIRST QUARTER RESULTS

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported a 5 percent decrease over the prior year's quarterly net income to $56,242,000 or $0.47 per diluted share, for the first quarter ended December 31, 2007. In comparison, the firm earned $59,395,000, or $0.50 per diluted share, for 2007's first quarter. Net revenues increased 14 percent to $685,827,000, while gross revenues grew 17 percent to $829,191,000.

"Although we have avoided the losses directly attributed to the subprime financial debacle experienced by many large banks and securities firms, our results have been negatively impacted by the fallout. As a result, our earnings are down 5 percent from last year's comparable first quarter in spite of a 14 percent increase in net revenues," stated Chairman and CEO Thomas A. James.

"Good relative results in our Private Client Group, Asset Management Group and Raymond James Bank have been overshadowed by a $10 million reduction in the Capital Markets segment's profits. Part of that decline relates to the absence of the largest merger fee in our history, which occurred in last year's first quarter. As a result of the stock market's volatility and apparently negative direction, underwriting activity has also come to a virtual standstill, which accounts for the rest of the decline. Absent this factor, Raymond James would have achieved earnings generally in line with analysts' estimates," James continued.

"The real question is whether the current market decline will worsen as a result of a combination of increasing risk of a recession and higher rates of inflation. Although I do not claim to have a crystal ball, that risk has certainly escalated in recent weeks as employment statistics have weakened. If investor perception worsens and/or actual corporate earnings results manifest that reality,results in the financial services sector will continue to disappoint. We will do our best to navigate these troubled waters. In any case, I remain confident that we will continue to outperform our peers."

The company will conduct its quarterly conference call Thursday, January 24, at 4:15 p.m. EST. The telephone number is 877-777-1972. The call will also be available on demand on the company's website, raymondjames.com, under "About Our Company," "Investor Relations," "Financial Reports," "Quarterly Analyst Conference Call." The subjects to be covered may also include forward-looking information. Questions may be posed to management by participants on the call, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 4,770 financial advisors serving approximately 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $217 billion, of which $37.3 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatoryproceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2007 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.
Unaudited Report
For the first quarter ended December 31, 2007
(all data in thousands, except per share earnings)

	First Quarter		
	2008	2007	% Change
Gross revenues	$829,191	$ 709,629	17%
Net revenues	685,827	603,900	14%
Net income	56,242	59,395	(5%)
Net income per share - diluted	$ 0.47	$ 0.50	(6%)
Weighted average common and common			
equivalent shares outstanding - diluted	120,241	117,893	

Balance Sheet Data

	December 2007	December 2006	September 2007	June 2007
Total assets	$ 17.1 bil.	$ 12.3 bil.	$ 16.3 bil.	$15.8 bil.
Shareholders' equity	$1,806 mil.	$1,529 mil.	$1,758 mil.	$1,680mil.
Book value per share	$15.46	$13.28	$15.07	$14.44

Management Data
Quarter Ended

	December 2007	December 2006	September 2007	June 2007
Total financial advisors:				
United States	4,345	4,356	4,336	4,307
Canada	348	331	341	341
United Kingdom	82	67	81	76
# Lead managed/co-managed:				
Corporate public offerings in U.S.	19	27	9	22
Corporate public offerings in Canada	8	2	6	14
Financial assets under management	$37.3 bil.	$33.9 bil.	$37.1 bil.	$ 36.1 bil.
Raymond James Bank Total Assets	$6.8 bil.	$3.4 bil.	$6.0 bil.	$5.4 bil.

	December 2007	December 2006	September 2007	June 2007
Client Assets	$ 217 bil.	$ 193 bil.	$ 215 bil.	$ 207 bil.
Client Margin Balances	$1,525 mil.	$1,391 mil.	$1,526 mil.	$1,441 mil.

	Three Months Ended	
	December 31, 2007	December 31, 2006
	(in 000's)	
Revenues:		
Private Client Group	$ 516,022	$ 449,133
Capital Markets	114,760	120,454
Asset Management	63,181	57,646
RJBank	102,589	50,402
Emerging Markets	12,658	11,797
Stock Loan/Borrow	13,876	15,059
Proprietary Capital	1,129	(1,618)
Other	4,976	6,756
Total	$ 829,191	$ 709,629
Income Before Provision for Income Taxes:		
Private Client Group	$ 55,154	$ 54,010
Capital Markets	6,363	16,714
Asset Management	17,515	14,948
RJBank	14,774	6,439
Emerging Markets	(1,546)	936
Stock Loan/Borrow	1,643	196
Proprietary Capital	(639)	(1,395)
Other	(2,507)	1,918
Pre- Tax Income	$ 90,757	$ 93,766

-more-

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	Dec. 31, 2007	Dec. 31, 2006	% Change	Sept. 30, 2007	% Change
Revenues:					
Securities commissions and fees	$ 472,605	$400,865	18%	$ 459,513	3%
Investment banking	23,855	41,839	(43%)	60,432	(61%)
Investment advisory fees	56,605	50,136	13%	53,589	6%
Interest	212,950	158,224	35%	212,265	0%
Net trading profits	1,102	6,293	(82%)	42	2,524%
Financial service fees	32,975	29,966	10%	33,531	(2%)
Other	29,099	22,306	30%	19,554	49%
Total Revenues	829,191	709,629	17%	838,926	(1%)
Interest Expense	143,364	105,729	36%	147,290	(3%)
Net Revenues	685,827	603,900	14%	691,636	(1%)
Non-Interest Expenses:					
Compensation, commissions and benefits	470,604	408,509	15%	466,828	1%
Communications and information processing	31,011	25,974	19%	31,081	0%
Occupancy and equipment costs	21,397	20,150	6%	20,032	7%
Clearance and floor brokerage	8,586	7,536	14%	8,084	6%
Business development	23,859	21,762	10%	21,815	9%
Investment advisory fees	12,930	11,066	17%	12,837	1%
Other	26,138	18,112	44%	39,735	(34%)
Total Non-Interest Expenses	594,525	513,109	16%	600,412	(1%)
Income before minority interest and provision for income taxes	91,302	90,791	1%	91,224	0%
Minority Interest	545	(2,975)	118%	(4,381)	112%
Income before provision for income taxes	90,757	$ 93,766	(3%)	95,605	(5%)
Provision for income taxes	34,515	34,371	0%	32,638	6%
Net Income	**$ 56,242**	**$ 59,395**	(5%)	**$ 62,967**	(11%)
Net Income per share-basic	**$ 0.48**	**$ 0.52**	(8%)	**$ 0.54**	(11%)
Net Income per share-diluted	**$ 0.47**	**$ 0.50**	(6%)	**$ 0.53**	(11%)
Weighted average common shares outstanding-basic	**116,881**	**114,339**		**116,440**	
Weighted average common and common equivalent shares outstanding-diluted	**120,241**	**117,893**		**119,743**	

-30-

For more information, contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.